FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, July 24, 2009

Mr.
Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir:

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules Nos.30 and 210, I inform the Superintendency of the following Material Information:

As it was duly reported as Material Information in several communications, Endesa Chile executed in January 1997 an Indenture for Yankee Bond issuances, governing several series issued between 1997 and 2003.

On July 8, 2009 Endesa Chile started a consent solicitation process to amend the Indenture dated January 1, 1997 governing the Yankee Bonds, with an outstanding amount of $ 917 millions. The amendments to the Indenture refer to Section 501 (4), the cross default clause, so that it applies only to Enersis S.A. and Chilean subsidiaries, the definition of “Significant Subsidiary” has been amended also so it is limited to only those Chilean Significant Subsidiaries. The concept of Significant Subsidiary is used in Sections 501 (5) y (6), the bankruptcy and insolvency clauses.

As of today, the Company has received consents from Yankee Bond holders of a majority in aggregate principal amount outstanding of each series, and were executed the amendments to the Indenture abovementioned.

Yours sincerely,

Rafael Mateo Alcalá
Chief Executive Officer

PRESS RELEASE

For Immediate Release

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
Announces Expiration of Consent Solicitation and Receipt of Requisite Consents
by Consent Deadline

SANTIAGO, CHILE, July 24, 2009 – Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”) (NYSE: EOC) announced today the expiration of its consent solicitation, and the receipt of the requisite consents with respect to certain proposed amendments to the Indenture dated as of January 1, 1997 (the “Indenture”) governing its a) 8.350% notes due 2013 (CUSIP Nos. 29245SAC6, 29245SAA0 (144A) and G3040AAA4 (Reg. S)) (the “2013 Notes”), (b) 8.625% notes due 2015 (CUSIP Nos. 29245SAD4, 29245SAB8 (144A) and G3040AAB2 (Reg. S)) (the “2015 Notes”), (c) 7.875% notes due 2027 (CUSIP No. 29244TAA9) (the “2027 Notes”), (d) 7.325% notes due 2037 (CUSIP No. 29244TAB7) (the “2037 Notes”) and (e) 8.125% notes due 2097 (CUSIP No. 29244TAC5) (the “2097 Notes” and together with the 2013 Notes, the 2015 Notes, the 2027 Notes and the 2037 Notes, the “Notes”), to execute a supplemental indenture as described in its Consent Solicitation Statement dated July 8, 2009.
As of 5:00 p.m., New York City time, on July 24, 2009 (the “Consent Deadline”), the Company had received consents from holders of a majority in aggregate principal amount outstanding of each series of Notes. As a result of receiving the requisite consents, the Company entered into a First Supplemental Indenture dated as of July 24, 2009 between the Company and The Bank of New York Mellon, as Trustee, to the Indenture to effectuate the proposed amendments.
Endesa Chile solicited consents from the holders of the Notes in order to amend Section 501(4), the cross default clause, so that it now applies only to Endesa Chile and its subsidiaries organized under the laws of the Republic of Chile. The definition of “Significant Subsidiary” has been similarly amended so that it is now limited to only those Significant Subsidiaries (as defined) organized under the laws of the Republic of Chile. The concept of Significant Subsidiary is used in Sections 501(5) and (6), the bankruptcy and insolvency proceedings clauses, of the Indenture.
The Company expects to settle the consent solicitation as promptly as possible upon receipt of instructions from the Information and Tabulation Agent.
Questions regarding the consent solicitation may be directed to the Solicitation Agent, J.P. Morgan Securities Inc., by telephone at (866) 846-2874 or (212) 834-4374. Copies of the Consent Solicitation Statement and related documents may be obtained from the Information and Tabulation Agent, Global Bondholder Services Corporation, at 65 Broadway, Suite 723, New York, New York 10006, (866) 873-6300 or (212) 430-3774.

Endesa Chile is one of the largest electricity generators in South America. Its operations are primarily in Chile, and to a lesser degree in four other countries including Argentina, Colombia, Peru and Brazil (the latter, through its affiliate Endesa Brasil). The Company also offers consultancy and engineering services of all kinds. Endesa Chile has an efficient portfolio of generation assets with 62% hydroelectric capacity and 38% thermal capacity. Endesa Chile and its subsidiaries operate 51 plants, with a total installed capacity of 12,906 MW. The Company sold 55,225 GWh as of December 31, 2008, being one of the main suppliers in the four countries where it operates, with 35% market share in Chile, 9% in Argentina, 27% in Peru and 24% in Colombia. For more information about Endesa Chile, please visit the company's website at http://www.endesachile.cl, or download the 2008 Form 20-F from the SEC’s website at http://www.sec.gov.

Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: July 24, 2009